UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2023

TriplePulse, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-1514058
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3103 Neilson Way, Suite D

Santa Monica, CA 90405

(Mailing Address of principal executive offices)

(650) 241-8372

Issuer’s telephone number, including area code

In this report, the terms “our,” “we,” “us” or “the company” refers to TriplePulse, Inc.

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2023.

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The following discussion of our financial condition and results of operations for the six month period ended June 30, 2023, compared to the same period in 2022. This discussion should be read in conjunction with our consolidated financial statements and the related notes.

Overview

The Company produces and sells high function food, beverage, and nutrition products to mainstream consumers that deliver meaningful and measurable outcomes. We believe that consumers consider our brand, TruBrain, as one of the most premium, trusted brands in cognitive performance - one that produces positive results for consumers and can be measured by biomarkers. Aside from superior products, we believe that our brand reputation sets us apart from the competition. Our direct-to-consumer (“DTC”) channel consists of online subscription sales of products produced by the Company.

We seek to reach our target customer audience through a multi-faceted marketing strategy that is designed to integrate our brand image with the lifestyles we represent. We pursue a marketing strategy which leverages our fans, ambassadors, digital marketing and social media, and a variety of grassroots initiatives. We also plan to continue to explore how we can complement and amplify our community-based initiatives with brand-building activity. We are continuously looking to partner and build meaningful relationships with social media influencers to produce high-quality achievement-focused content. We believe this approach offers an opportunity for our customers to develop a strong identity with our brands and culture.

Results of Operations

Summary of Results of Operations for the Six months ended June 30, 2023 and 2022:

Net Revenues

Net revenues for the six months ended June 30, 2023 were $1,590,101 compared to $1,225,154 for the six months ended June 30, 2022, an increase of 30%. The increase in revenue was primarily due to increased consumer demand for our products and increased interest in our new products, along with improved consumer retention.

Cost of Goods Sold

Our cost of goods sold for the six months ended June 30, 2023 was $623,632, compared to $740,172 the six months ended June 30, 2022. The decrease in cost of goods sold is primarily related to fluctuating product gross margins and increased sales of our product offerings. Our gross margin may in the future fluctuate from period to period based on a number of factors, including cost of purchased components, discounts and promotional activity, the mix of products, and services we sell and the mix of channels through which we sell our products. We have historically experienced that gross margin, by product, tends to increase over time as we realize cost efficiencies as a result of economies of scale and sourcing strategies. In addition, our ability to continue to reduce the cost of our products, decreasing return rates, and controlling shipping costs are critical to increasing our gross margin over the long-term.

Operating Expenses

Total operating expenses the six months ended June 30, 2023 was $656,738, compared to $677,967 for the six months ended June 30, 2022, a decrease of 3%.

Marketing and advertising costs represented $164,280 and $187,989, respectively, a decrease of 13%. Advertising costs decreased year-over-year, as we continue to optimize our spend behind our highest performing and most efficient new customer acquisition strategies, including becoming more strategic with our digital media spend, in light of the continuing challenge presented by data privacy in digital media, to attract the right mix of loyal customers.

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Wage expenses represented $206,623 and $219,681 respectively, a decrease of 6%. This decrease is mostly attributed to our continued optimization of our lean core operations team to support our direct-to-consumer (“DTC”) sales channel.

General and administrative expenses increased $15,538, or 6%, from $270,297 for the six months ended June 30, 2022 to $285,835 for the six months ended June 30, 2023, largely due to the increase in consulting and professional fees.

Interest expense was $34,354 for the six months ended June 30, 2023 compared to $36,755 for the six months ended June 30, 2022.

Net Income (Loss)

Our net Profit for the six months ended June 30, 2023 was $275,377, compared to a net loss of $(229,740) for the six months ended June 30, 2022. We are benefitting from our longstanding investments in process and operational discipline which continue to serve us well as we mitigate macro challenges in the consumer discretionary sector such as inflation and recessionary fears, and have set us up for sustainable expansion in future years.

Liquidity and Capital Resources

As of June 30, 2023, our current cash and cash equivalents were $1,337,740, compared to $1,012,451 as of December 31, 2022. Net inventory as of June 30, 2023 was $1,080,171. As of June 30, 2023, we had total liabilities in the amount of $610,760. We currently anticipate that cash flow from operations will continue to provide a significant source of our operating needs. We expect that our liquidity needs for the next twelve months will be met by continued use of operating cash flows, funds raised in a Regulation A Offering and funds raised in our Regulation CF Offering. We believe that we will be able to continue to operate our business for the foreseeable future. The Company’s independent auditors’ report includes an explanatory paragraph regarding the Company’s ability to continue as a going concern.

Debt

Loan Under the CARES Act

In April 2020, the Company applied for assistance via two programs being offered by the Small Business Administration in response to the COVID-19 crisis: the Paycheck Protection Program (“PPP”) Loan and the Economic Injury Disaster Loan (“EIDL”).

On July 8, 2020 the company entered into a loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA) in the amount of $150,000, with monthly payments beginning July 8, 2021 in the amount of $751 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. On July 30, 2021 the U.S. Small Business Administration (SBA) amended the loan and advanced an additional $45,000 and increased the principal balance due to $195,000, with monthly payments beginning January 2023 in the amount of $998 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. At June 30, 2023 the outstanding balance on this note was $189,012.

On January 26, 2021, the Company entered into a payroll protection loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA), due April 15, 2022 for $40,600, with an interest rate of 1%. This note was due in full on January 26, 2023, and also has the possibility of forgiveness. This note was forgiven on November 4, 2021, and the balance on this note and accrued interest as of June 30, 2023 was $0.

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Trend Information

Our primary goal is to attract and retain loyal customers in our DTC sales channel. As we add customers, we will be able to grow our brand. Sales trends for the year ended December 31, 2023 showed strong demand across all of TruBrain’s Offerings. We continue to find media channels to advertise our products and acquire new customers. We’ve been able to organically increase our wholesale sales channel, led by Faire Marketplace.

The cognitive nutrition industry is a sizable market in the United States. We believe TruBrain is one of the few cognitive nutrition brands that is connecting with the discerning and savvy consumers and that should lead to a significant and expanding market opportunity.

COVID-19

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the globe. The impacts of the outbreak are unknown and continue to evolve. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Company’s shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our logistics, transportation, supply chain and purchasing processes.

Item 2. Other Information

None.

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Item 3. Financial Statements

TRIPLEPULSE, INC.

FINANCIAL STATEMENTS

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TriplePulse, Inc.

dba TruBrain

Balance Sheets

	June 30, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$1,337,740	$1,012,451
Inventories	1,080,171	795,323
Other current assets	-	-
Total current assets	2,417,911	1,807,774
Right of use asset	101,985	131,108
Total assets	$2,519,896	$1,938,882

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$236,905	$114,500
Accrued interest	18,167	14,512
Accrued interest, related party	-	443,000
Deferred revenue	57,224	34,502
Lease liability current	62,285	62,285
Current portions of SBA notes payable	36,141	36,141
Related party convertible notes payable	-	675,000
Convertible notes payable	-	-
Total current liabilities	410,722	1,379,940

Long term liabilities
Lease Liability LT	47,167	73,801
SBA note payable	152,871	158,859
Total longterm liabilities	200,038	232,660

Total liabilities	610,760	1,612,600

Commitments and contingent liabilities	-	-

Stockholders’ deficit
Preferred stock Series A, 66,666 authorized, par value $0.0001, and 66,666 shares issued and outstanding at June 30, 2023 and December 31, 2022 respectively	7	7
Preferred stock Series B, 43,750 authorized, par value $0.0001, and 41,667 shares issued and outstanding at June 30, 2023 and December 31, 2022 respectively	4	4
Common Stock, 100,000,000 authorized, par value $0.0001, 64,495,411 and 51,144,826 shares issued and outstanding at June 30, 2023 and December 31, 2022 respectively	6,449	5,114
Additional paid-in capital	3,281,051	1,936,046
Shares to be issued	-	-
Subscription Receivable	(60,943)	(22,080)
Accumulated deficit	(1,317,432)	(1,592,809)
Total stockholders’ equity	1,909,136	326,282
Total liabilities and stockholders’ equity	$2,519,896	$1,938,882

The accompanying notes are an integral part of these financial statements

6

TriplePulse, Inc.

dba TruBrain

Statements of operations

For the six months ended June 30,

	2023	2022
Revenue	$1,590,101	$1,225,154

Cost of goods sold	623,632	740,172
Gross profit	966,469	484,982

Selling, general, and administrative expenses
Marketing and advertising	164,280	187,989
Wages	206,623	219,681
General and administrative expenses	285,835	270,297
Total Expenses	656,738	677,967
Income (loss) from operations	309,731	(192,985)

Other income (expenses)
Gain on debt forgiveness	-	-
Interest expense	(34,354)	(36,755)
Total other income (expenses)	(34,354)	(36,755)

Income (loss) before taxes	275,377	(229,740)
Provision for income taxes	-	-
Net Income (loss)	$275,377	$(229,740)

Net Income (loss) per share - basic and diluted	$0.00	$(0.00)

Weighted average number of common shares outstanding - basic and Diluted	64,495,411	47,711,258

Net Income (loss) per share - diluted	$0.00	$(0.00)

Weighted average number of common shares outstanding - diluted	64,958,844	47,711,258

The accompanying notes are an integral part of these financial statements

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TriplePulse, Inc. dba TruBrain

Statements of changes in stockholders' equity

For the six months ended June 30, 2023

	Preferred Stock				Common Stock						Total
	Series A		Series B				Additional	Shares to	Subscriptions	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	be Issued	Receivable	Deficit	Equity

Balance on December 31, 2021	66,666	7	41,667	4	47,053,165	4,705	1,609,608	363,028	(34,338)	(1,733,231)	209,783

Common stock issued for cash from to be issued					271,580	27	98,847	(98,874)			-
Common Stock issued for note conversion from to be issued					2,786,738	279	263,875	(264,154)			-
Common Stock issued for Cash					1,033,343	103	303,286		12,258		315,647
											-
Offering Cost					-	-	(339,571)	-	-		(339,571)
Net Profit										140,422	140,422
Balance December 31, 2022	66,666	7	41,667	4	51,144,826	5,114	1,936,045	-	(22,080)	(1,592,809)	326,282

Common stock issued for cash from to be issued					-	-	-	-			-
Common Stock issued for note conversion from to be issued					-	-	-	-			-
Common Stock issued for note conversions					12,121,287	1,212	1,147,487				1,148,699
Common Stock issued for Cash					1,229,298	123	376,598		(38,863)		337,858
											-
Offering Cost					-	-	(179,079)	-	-		(179,079)
Net Profit										275,377	275,377
Balance June 30, 2023	66,666	7	41,667	4	64,495,411	6,449	3,281,051	-	(60,943)	(1,317,432)	1,909,137

The accompanying notes are an integral part of these financial statements

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TriplePulse, Inc.

dba TruBrain

Statements of Cash Flows

For the six months ended June 30,

(unaudited)

	2023	2022
Cash flows from operating activities:
Net Income (loss)	$275,377	$(229,740)

Adjustments to reconcile net income (loss) to net
cash provided by (used in) operating activities:
Inventory obsolescence impairment	-	-
Gain on forgiveness of debt	-	-
Changes in operating assets and liabilities:
Inventory	(284,848)	2,317
Other current assets	-	19,000
Change in right of use asset	29,123	-
Change in lease liability	(26,634)	-
Accounts payable and accrued expenses	116,417	45,390
Deferred revenue	22,722	(14,742)
Accrued interest	3,655	3,006
Accrued interest related party	-	33,802
Net cash provided by (used in) operating activities	135,812	(140,967)

Cash flows from financing activities:
Payments of fund raising costs	(126,170)	(155,211)
Proceeds from issuance of common stock	315,647	167,050
Proceeds from notes payable	-	-
Net cash provided by financing activities	189,477	11,839

Cash and cash equivalents and restricted cash:
Net change during the period	325,289	(129,128)
Balance, beginning of period	1,012,451	1,284,276
Cash and cash equivalents, ending	$1,337,740	$1,155,148

Supplemental cash flow information:
Interest Paid	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these financial statements

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TriplePulse, Inc.
dba TruBrain

Notes to the Financial Statements

NOTE 1 – NATURE OF BUSINESS

TriplePulse, Inc. dba TruBrain (the “Company”) was incorporated on November 14, 2012 under the laws of the State of Delaware and is headquartered in Santa Monica, CA. The Company develops and produces special formulated brands of food and beverage to enhance brain function. The Company has marketed their products to consumers through an online platform.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

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Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2022 and December 31, 2021, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits of $250,000. At June 30, 2023 and December 31, 2022 the company had cash balances of $1,337,740 and $1,012,451, which are in $1,087,740 and $762,451 over the insured limits, respectively. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method (“FIFO”). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary and based on historical experience. As of June 30, 2023 and December 31, 2022 the Company had an impairment allowance of $17,922 and $17,922, respectively.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, “Revenue from Contracts with Customers” which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (Accounting Standards Codification “ASC” Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

·     Identification of the contract with a customer;

·     Identification of the performance obligations in the contract;

·     Determination of the transaction price;

·     Allocation of the transaction price to the performance obligations in the contract; and

·     Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue when the performance obligations have been met, which is typically at the time of shipment. Return reserves are estimated based on historical experiences.

Deferred revenue consists of cash received from customers for purchase commitments that are monthly, quarterly, bi-annual and annual of the product sold on the Company’s website. Revenue from these purchases are deferred and recognized as the performance obligation is met. As of June 30, 2023, and December 31, 2022, the Company had $57,224 and $34,502 in deferred revenue, respectively.

The adoption of ASU 606 did not have a material impact on our financial statements.

Advertising costs

The Company’s advertising costs are expensed as incurred. During the six months ended June 30, 2023 and 2022, the Company recognized $164,280 and $187,989 in advertising, respectively.

Stock-Based Compensation

During the year ended December 31, 2019, the Company adopted ASU 2018-07, Compensation – Stock Compensation (Topic 718) that accounts for non-employee awards in the same manner as employee awards. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The adoption of ASU 2018-07 did not have a material impact on our financial statements.

Stock Split

On September 11, 2019, the Board of Directors approved a 50:1 common stock split. Share and per share amounts for all periods presented in the accompanying financial statements and notes herein have been adjusted retroactively, where applicable, to reflect the stock split.

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Convertible Debt

The Company evaluated the convertible debt under the guidelines established by ASC 470-20, Debt with Conversion and Other Options. ASC 470-20 governs the calculation of an embedded beneficial conversion and/or debt issued with warrants, which is treated as a discount to the instruments where derivative accounting does not apply.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders’ deficit. If the offering is unsuccessful, such costs are expensed.

Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity. Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required, and the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' deficit in the accompanying balance sheet.

Earnings per Common Share

Basic earnings per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income (loss) by the weighted average number of common shares and dilutive potential common shares outstanding during the period. Diluted earnings per common shares includes the dilutive effect of the additional potential common shares issuable under convertible debt, stock options, warrants, and preferred shares as fully converted. For the six months ended years June 30, 2023 and 2022, dilutive shares include 461,350 common stock options and warrants, 2,083 Series Seed-B warrants which are convertible into 104,150 shares of common stock and preferred stock that is convertible into 5,416,700 shares of common stock, and 2,361,111 shares of common stock on an if-converted basis for outstanding convertible debt. For the six months ended June 30, 2023 and 2022, such dilutive securities were excluded as such were antidilutive. Earnings and dividends per share are restated for all stock splits through the date of issuance of the financial statements.

Research and Development Costs

Research and development costs are expensed as incurred. We incur research and development costs to improve and expand our product offerings, introduce new technologies to customers, and support our sales channels to generate consumer interest and engagement. These costs typically include components such as formulation, personnel related expenses, consulting expenses, prototype materials, market research, analytical laboratory testing, and user testing. For the six months ended June 30, 2023 and 2022, the Company recognized $27,527 and $27,153 in research and development costs, respectively, which have been in included in general and administrative costs in the accompanying statements of operations.

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Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold and expensed as incurred. For the six months ended June 30, 2023 and 2022, the Company incurred $205,584 and $167,504 in shipping and handling costs, respectively.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, a new standard on the accounting for leases, which requires a lessee to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms longer than twelve months. The standard also expands the required quantitative and qualitative disclosures surrounding leasing arrangements. The standard is effective for nonpublic companies for annual reporting periods beginning after December 15, 2021. The Company is in the process of evaluating the impact of ASU 2016-02 on the Company’s financial statements and disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) which replaces incurred losses methodology with expected losses. The standard will require the Company to estimate any expected credit loss as it applies to financial assets and recognize an allowance for an expected credit loss. The standard will be effective in January 2023. The Company is currently in the process of evaluating the impact of ASU 2016-13 on the Company’s financial statements and disclosures.

In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40); Accounting for Convertible Instruments and Contracts in an Entity’s own Equity. The standard will simplify the accounting for convertible debt with derivatives and hedging. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of ASU 2020-06 on the Company’s financial statements and disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – GOING CONCERN

The Company has incurred losses from inception of approximately $1.3 million, has historically suffered negative cash flows and has limited working capital, which raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management’s plans to raise additional capital from the issuance of debt or the sale of stock, its ability to maintain profitable operations and cash flows. There are no assurances that management’s plans will be successful. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

In March 2020, the World Health Organization declared the outbreak of COVID-19 as a pandemic, which continues to spread throughout the globe. The impacts of the outbreak are unknown and continue to evolve. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Company’s shares and investor demand for shares generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future.

COVID-19 has been a highly disruptive economic and societal event that has affected our business and has had a significant impact on consumer shopping behavior. To serve our customers while also providing for the safety of our team members, we have adapted aspects of our logistics, transportation, supply chain and purchasing processes.

As the COVID-19 pandemic continues to drive global uncertainty and disruption, which has created headwinds for our business. Our ecommerce business continues to recover and perform sufficiently well in this challenging environment. To date, we have successfully navigated the business during the COVID-19 pandemic, managing our working capital effectively.

In response to the pandemic, we prioritized the health and safety of our team by enhancing safety protocols and we have been able to successfully conduct business virtually.

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NOTE 4 – NOTES PAYABLE

On July 8, 2020 the company entered into a loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA) in the amount of $150,000, with monthly payments beginning July 8, 2021 in the amount of $751 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. On July 30, 2021 the U.S. Small Business Administration (SBA) amended the loan and advanced an additional $45,000 and increased the principal balance due to $195,000, with monthly payments beginning January 2023 in the amount of $998 per month for a term of Thirty (30) years, with an interest rate of 3.75% per annum. At June 30, 2023 the outstanding balance on this note was $189,012. This loan is secured by the assets of the company.

On January 26, 2021, the Company entered into a payroll protection loan with Coastal Community Bank, guaranteed by the U.S. Small Business Administration (SBA), due April 15, 2022 for $40,600, with an interest rate of 1%. This note is due in full on January 26, 2023, and also has the possibility of forgiveness. This note was forgiven on November 4, 2021, and the balance on this note and accrued interest as of June 30, 2023 and December 31, 2022 was $0 and $0, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Except as may be set forth below, we are not a party to any legal proceedings, and we are not aware of any claims or actions pending or threatened against us. In the future, we might from time to time become involved in litigation relating to claims arising from our ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

Concentration

The Company uses one primary contract manufacturer and fulfillment center for its top revenue producing drink products. This represents concentrated risks for the main source of revenue for the Company. An adverse impact to one or both of these facilities and/or vendors would cause a material impact on the Company’s operations.

Lease

On June 1, 2020, the Company entered into a lease with a term of five (5) years commencing June 1, 2020. The Company has the option to extend the lease for one additional period of five (5) years upon the same terms and conditions of the Lease. Monthly base rent will range from $4,750 to $5,346 per month.

NOTE 6 – CONVERTIBLE DEBT

The Company issued convertible debt for cash proceeds of $1,455,000 in 2014 and 2015, of which $675,000 was with related parties. These securities are convertible into common stock of the Company, matured 24 months from the date of issuance, and contain a 5% stated rate of interest prior to maturity with 10% default interest after maturity. The convertible debt may be converted upon the following:

1.             Automatic conversion - Upon a qualified financing, which is set to occur upon a bona fide sale of equity in minimum amount ranging from $500,000 to $1,500,000, the outstanding principal and interest convert into that number of shares of the stock issued in the Qualified Financing (the "Qualified Financing Stock") and shares of Common Stock of the Company determined by dividing the Outstanding Amount by a conversion price equal to the lesser of (i) the price per share of the Qualified Financing Stock sold by the Company in the Qualified Financing, discounted by 20%, and (ii) the price determined by dividing a pre-money valuation of $4,000,000.00 by the number of outstanding shares of the Common Stock on a fully-diluted and as-converted basis immediately prior to the closing of the Qualified Financing (not including the Excluded Shares). Of those shares, the number of Qualified Financing Stock will equal (x) the Outstanding Amount, divided by (y) the price per share paid by the other investors purchasing the Qualified Financing Stock in the Qualified Financing. Any remaining shares will be Common Stock.

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The Qualified Financing Stock delivered to Holder pursuant to such conversion shall have the same rights, preferences, privileges as the Qualified Financing Stock delivered to other investors in the Qualified Financing, and Holder shall enjoy the same contractual rights as other investors in the Qualified Financing.

2.            Optional conversion - Upon no qualified financing or change of control transaction and outside maturity date, the holder may provide written notice to be delivered to the Company to convert the security into the number of shares of common stock by dividing the outstanding amount by a pre-money valuation of $4,000,000 by the number of outstanding shares of common stock on a fully-diluted and as converted basis.

3.            Change of Control - Upon a change in control transaction, the Company shall redeem the Notes at the election of the purchaser for an amount equal to a) 100-200% of the outstanding amount (depending on the terms of the individual note), or b) the consideration which the holder would have received in the change in control transaction (to be paid in the same form of consideration) had the holder converted outstanding principal and interest into shares of common stock of the Company at a conversion price per share determined by dividing a pre-money valuation of $4,000,000 by the number of outstanding shares of common stock on a fully-dilutive basis.

In 2019, the qualified financing thresholds of $500,000 and $750,000 were triggered, and therefore, convertible notes including interest thereon totalling $844,896, converted into 2,293,605 shares of common stock.

On August 2, 2021, the company converted $175,000 plus accrued interest of $89,154 into 2,786,738 shares of its common stock which were un-issued as of December 31, 2021 and accounted for in shares to be issued. These shares were issued in the year ended December 31, 2022.

On June 15, 2023, the company converted $675,000 plus accrued interest of $473,698 into 12,121,688 shares of its common stock which were issued as of June 30, 2023.

For the six months ended June 30, 2023 and 2022, the Company recognized interest expense on the convertible notes of $33,750 and $42,604, respectively.

As of June 30, 2023 and December 31, 2022, the Company had an outstanding balance owed to related parties under these convertible notes of $0 and $675,000, respectively.

NOTE 7 – STOCKHOLDERS’ DEFICIT

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, $0.0001 par value per share.

During the year that ended December 31, 2019, the Company sold 2,822,801 shares of Common Stock for gross proceeds of $966,844, of which $136,778 is receivable as of December 31, 2019. Net proceeds received through December 31, 2019 totaled $830,066. The Company also incurred $326,892 in offerings costs for this offering.

During 2019, the Company had convertible notes which automatically converted into common stock; see Note 6 for further discussion.

On September 11, 2019 the Board of Directors approved a 50:1 stock split by filing a certificate of amendment to its amended and restated certificate of incorporation with the Secretary of State of the State of Delaware. The Company did not timely file an Amendment to the Certificate of Incorporation of the Company to affect the stock split and specify the number of shares of common stock of the Company that the Company was authorized to issue. To correct these defective corporate acts pursuant to Delaware General Corporation Law Section 204, the Board filed a Certificate of Designation with the Delaware Secretary of State dated January 29, 2020, pursuant to which the Company ratified the stock split and the number of authorized shares of common stock of the Company, with an effective date of September 11, 2019. Accordingly, all share and per share amounts for all periods presented in the accompanying financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect the stock split.

During the year ended December 30, 2021, the Company sold 1,723,750 shares of Common Stock for gross proceeds of $574,790 and received $34,338 in subscriptions receivable. The Company also incurred $455,596, in offerings costs for this offering, which resulted in net proceeds of $119,194.

During the year ended December 31, 2022, the Company sold 1,033,323 shares of Common Stock for gross proceeds of $303,286 and received $12,258 in subscriptions receivable. The Company also incurred $339,571, in offerings costs for this offering, which resulted in net proceeds of $(23,924).

During the six months ended June 30, 2023, the Company sold 1,229,298 shares of Common Stock for gross proceeds of $528,598 and received $60,943 in subscriptions receivable. The Company also incurred $179,079 in offerings costs for this offering, which resulted in net proceeds of $410,462.

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Preferred Stock

The Company is authorized to issue 66,667 shares of Series A Preferred Stock, $0.0001 par value and 41,667 shares of Series B Preferred stock, $0.0001 par value; collectively referred to as the “Preferred Stock”.

Conversion rights – The holders of Preferred Stock have the following conversion rights:

Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Initial Issue Price of the Preferred Stock (as appropriately adjusted for stock splits, stock dividends, recapitalizations and the like) by the then applicable Conversion Price for a share of Preferred Stock. The Initial Issue Price per share of Series Seed Preferred Stock is $0.30 per share, and of Series Seed-B Preferred Stock $0.60 per share. Due to the stock-split noted above, each share of preferred stock is convertible into 50 shares of common stock.

Each share of Preferred Stock shall automatically be converted into Common Stock immediately upon the earlier of (a) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) the date, time, or occurrence of an event specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single class.

Additional Financing Rights: – In the event the Company issues securities in its subsequent equity financings which have (a) rights, preferences or privileges that are more favorable than the terms of Investor, such as price based anti-dilution protection, or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to Investor.

Liquidation rights – Upon a liquidation, dissolution or winding up of the corporation, or deemed liquidation event, the holders of our Series Seed Preferred Stock and Series Seed-B Preferred Stock, are entitled to receive the greater of the a) Initial Issue price plus any declared and unpaid dividends, or b) such amount per share as would have been payable had preferred stock been converted into common stock immediately before such event, in distributions, before any funds are distributed to the holders of common stock. As of the date hereof, upon a Liquidation Event, the holders of outstanding preferred stock would be entitled to receive the first $45,000 in distributions as stated in agreements, with the remaining amounts being split pro rata amongst the holders of common stock.

Voting rights – The holders of preferred stock shall have the right to one vote for each share of common stock into which such preferred stock could then be converted with the same voting rights and powers of common shareholders, except with respect to the election of directors. As long as there are any shares of preferred stock outstanding, we may not, do any of the following without the vote of the holders of a majority of the outstanding shares of preferred stock, voting together as a single class: (1) alter or change the rights, powers or privileges of the preferred stock as set forth in our Certificate of Incorporation, in any way that adversely affects the preferred stock, (2) increase or decrease the authorized number of shares of preferred stock (or any series thereof), (3) authorize or create any new class or series of capital stock having rights, powers or privileges that are senior to any series of preferred stock, (4) redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consulting agreements giving us the right to repurchase such share at the original cost thereof upon termination of services, or (5) declare or pay any dividend or otherwise make a distribution to the holders of preferred stock or common stock. Therefore, the holders of our preferred stock, may prevent us from taking certain corporate actions, that our board of directors may be in the best interests of the holders of our common stock. See “Securities Being Offered – Certificate of Incorporation – Voting Rights.”

Dividend Rights – All dividends shall be declared pro rata on the shares of Common Stock and Preferred Stock, on a pari passu basis according to the number of shares of Common Stock held by such holders, or, in the case of Preferred Stock, the number of shares of Common Stock, into which such shares of Preferred Stock are convertible as of the record date for the payment of such dividends.

Other Rights of Holders of Preferred Stock – We are party to an Investors’ Rights Agreement with StartEngine Fund I, L.P., the holder of our Series Seed Preferred Stock, pursuant to which, in addition to holding certain information rights, StartEngine has a right of first refusal to purchase a specified portion of any new securities we may sell in the future.

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Stock Options

In 2014, the Board of Directors adopted the TriplePulse, Inc. 2014 Incentive Plan (the “2014 Plan”). The 2014 Plan provides for the grant of equity awards to purchase shares of common stock. Up to 14,250,000 shares of common stock may be issued pursuant to awards granted under the 2014 Plan. The 2014 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

The Company has 7,908,197 shares issued and 6,341,803 shares remaining for issuance under the 2014 stock plan.

There were no grants or forfeitures during the six months ended June 30, 2023.

Warrants

The Company had outstanding warrants for the purchase of 2,083 and 211,350 shares of Series Seed-B preferred and

Warrants outstanding are fully vested. The Series Seed-B warrants can convert into 104,150 shares of common stock.

There were no grants or forfeitures during the six months ended June 30, 2023.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC 855, the Company has analyzed its operations subsequent to December 31, 2020 through the date these financial statements were issued and has determined that it does not have any other material subsequent events to disclose in these financial statements.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Certificate of Incorporation*

2.2	Amended and Restated Certificate of Incorporation*

2.3	Second Amended and Restated Certificate of Incorporation*

2.4	Amendment to Second Amended and Restated Certificate of Incorporation*

2.5	Bylaws*

3.1	Investors’ Rights Agreement between TriplePulse, Inc., Christopher Thompson and Brightstone Venture Capital Fund, L.P.*

3.2	Investors’ Rights Agreement between TriplePulse, Inc., Christopher Thompson and Blueberry Ventures 1, L.P.*

3.3	Investors’ Rights Agreement between TriplePulse, Inc., and StartEngine Fund I, L.P.*

3.4	Investors’ Rights Agreement between TriplePulse, Inc., Christopher Thompson and Hugh Evans*

4.1	Form of Subscription Agreement**

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6.1	Convertible Promissory Note Purchase Agreement between TriplePulse, Inc., and Brightstone Venture Capital Fund, L.P.*

6.2	Convertible Promissory Note issued to Brightstone Venture Capital Fund, L.P.*

6.3	Convertible Promissory Note Purchase Agreement between TriplePulse, Inc., and Blueberry Ventures 1, L.P.*

6.4	Convertible Promissory Note issued to Blueberry Ventures 1, L.P.*

6.5	Convertible Promissory Note Purchase Agreement between TriplePulse, Inc., and 500 Startups III, L.P.*

6.6	Convertible Promissory Note issued to 500 Startups III, L.P.*

6.7	PPP Loan from Coastal Community Bank*

6.8	EIDL Loan from the United States Small Business Association*

6.9	Warrant W-1 for StartEngine Fund I, L.P.*

6.10	Warrant W-2 for StartEngine Fund I, L.P.*

6.11	Warrant W-3 for StartEngine Fund I, L.P.*

6.12	Warrant W-4 for StartEngine Fund I, L.P.*

6.13	Warrant W-5 for StartEngine Fund I, L.P.*

6.14	Warrant W-6 for StartEngine Fund I, L.P.*

6.15	TriplePulse, Inc. Stock Plan*

6.16	Ratification of Defective Corporate Acts*

6.17	Lease Agreement*

6.18	First Amendment to Lease Agreement*

6.19	Patent License Agreement*

8.1	Escrow Services Agreement***

(*) Filed as an exhibit to the TriplePulse, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11329) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/0001603707/000110465920110040/0001104659-20-110040-index.htm

(**) Filed as an exhibit to the TriplePulse, Inc. Regulation A Offering Statement on Form 1-A POS (Commission File No. 024-11329) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1603707/000110465922070484/tm2218269d1_ex4-1.htm

(***) Filed as an exhibit to the TriplePulse, Inc. Regulation A Offering Statement on Form 1-A POS (Commission File No. 024-11329) and incorporated herein by reference. Available at,

https://www.sec.gov/Archives/edgar/data/1603707/000110465922070484/tm2218269d1_ex8-1.htm

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, California, on September 29, 2023.

TriplePulse, Inc.

/s/ Christopher Thompson
By Christopher Thompson, Chief Executive Officer, Director
Date: September 29, 2023

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